

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2012

<u>Via E-mail</u>
Mr. Alan Rothenberg
Chief Executive Officer
1st Century Bancshares, Inc.
1875 Century Park East, Suite 1400
Los Angeles, CA 90067

> **Re:** **1st Century Bancshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 6, 2012**
>
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **Filed May 9, 2012**
> **File No. 001-34226**

Dear Mr. Rothenberg:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>Exhibits, Financial Statement Schedules, page 41</u>

<u>Exhibits 31 and 32</u>

1.   Please note for future filings that your certifications should be executed only by your chief executive and chief financial officers.

Signatures, page 42

2.   Your chief executive officer and chief operating officer both signed the Form 10-K as "principal executive officer." Please note that only one officer can be the principal executive.

Form 10-Q for the Quarterly Period Ended March 31, 2012

General

3.   It is unclear why you filed two Form 10-Qs for the quarterly period ended March 31, 2012. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address questions regarding all comments to Michael F. Johnson, Attorney-Advisor, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3434.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney